United States securities and exchange commission logo





                          September 1, 2022

       Alex J. Dunn
       Chief Executive Officer, Chief Financial Officer and Director Granite Ridge Resources, Inc.
       137 Newbury Street, 7th Floor
       Boston, MA 02116

                                                        Re: Granite Ridge
Resources, Inc.
                                                            Amendment No. 2 to
Registration Statement on Form S-4
                                                            Filed August 11,
2022
                                                            File No. 333-264986

       Dear Mr. Dunn:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 27, 2022 letter.

       Registration Statement on Form S-4 Amendment No. 2

       Unaudited Pro Forma Condensed Combined Financial Statements Unaudited Pro Forma Condensed Combined Balance Sheet, page 77

   1. We note the unaudited pro forma condensed combined financial statements present the pro forma effects of
two transactions,    The GREP Formation    and the    Business
                                                        Combination    of Grey
Rock and ENPC. Please revise to include a separate column to present combined pro
forma balance sheet upon GREP formation transaction and revise your disclosures as
appropriate. Refer to Rule 11-02(b)(4) of Regulation S-X.
 Alex J. Dunn
FirstName  LastNameAlex    J. Dunn
Granite Ridge  Resources, Inc.
Comapany 1,
September  NameGranite
              2022       Ridge Resources, Inc.
September
Page 2     1, 2022 Page 2
FirstName LastName
Note 1 - Basis of Presentation and Description of the Transaction, page 80

2.       We note your revised response to our prior comments 6 and 7. We note
that    GREP
         Formation Transaction    will be accounted for as a common control
transaction, whereby
         the Funds will be combined at historical cost and Fund III is the accounting acquirer and predecessor. As stated in your response, please revise the required predecessor financial statements, pro forma financial information and related disclosures as appropriate in accordance with your revised conclusions.
       You may contact Joanna Lam, Staff Accountant, at (202) 551-3476 or Raj Rajan, Staff
Accountant, at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters. You may contact Sandra Wall, Petroleum Engineer, at (202) 551-
4727 or John Hodgin, Petroleum Engineer, at (202) 551-3699 on engineering matters. Please contact Anuja A. Majmudar, Attorney-Adviser, at (202) 551-3844 or Karina Dorin, Attorney-
Adviser, at (202) 551-3763 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Energy
& Transportation
cc:      Julian Seiguer, P.C.